# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IAC Inc., CIK 0001800227
CUSIP: 44891N208
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 555 West 18th Street, New York, New York (NY), 10011
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001080171

## Reporting persons
- Aristeia Capital, L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,702,459; shared voting power 0; sole dispositive power 5,702,459; shared dispositive power 0; aggregate amount beneficially owned 5,702,459 (7.96% of the class)

## Item 1. Issuer
Name of issuer: IAC Inc.
Address of issuer's principal executive offices: 555 West 18th Street, New York, New York 10011

## Item 2. Person Filing
Name of person filing: Aristeia Capital, L.L.C.
Address of principal business office or, if none, residence: One Greenwich Plaza, Suite 300, Greenwich, CT 06830
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
5,702,459

The Reporting Person may be deemed the beneficial owner of 5,702,459 shares of common stock, par value $0.0001 per share, which is approximately 7.96% of the outstanding shares. This percentage was determined by dividing 5,702,459 by 71,643,545, which is the number of shares outstanding as of October 31, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 3, 2025.
Percent of class: 7.96%
Sole power to vote or to direct the vote: 5,702,459
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,702,459
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Aristeia Capital, L.L.C.: /s/ Andrew B. David, Andrew B. David / Chief Operating Officer, Aristeia Capital, L.L.C. (02/17/2026)